UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 31 , 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
Sibanye Gold Limited
Reg. 2002/031431/06
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE
Sibanye releases its Annual suite of reports, the Notice of AGM and No Change Report
Westonaria, 30 March 2017: Sibanye is pleased to advise that the 2016 Integrated Annual Report,
Annual Financial Report, Company Financial Statements, Summarised Report and Notice of
Annual General Meeting and Mineral Resources and Mineral Reserves supplement as well as other relevant supplementary documentation, have been released on its website at
https://www.sibanyegold.co.za/investors/financial-reporting/annual-reports/2016.
KPMG has audited the 2016 consolidated financial statements and its unqualified audit report is open for inspection at the Company’s offices. The information previously published in the preliminary results released on 23 February 2017 has not changed.
A further SENS announcement will be published to confirm the posting of the Summarised Report and the Notice of the AGM to shareholders.
Notice of Annual General Meeting
The Annual General Meeting of the Company (AGM) for the year ended 31 December 2016 will be held at Sibanye Gold Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on 23 May 2017
at 09:00. The AGM will conduct the business as stated in the planned notice of that meeting, a copy of which can be found on the Company’s website.
In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company’s securities register in order to participate in and vote at the AGM) is 19 May 2017. The last day to trade in order to be registered in the Company’s securities register is 16 May 2017.
Ends.
CONTACT
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 31 , 2017
By:
/s/ Charl Keyter
Name:     Charl
Keyter

Title:        Chief
Financial Officer